[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

April 2, 2010

H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      Post-Effective Amendment to Form S-1filed March 22, 2010
      File No. 333-145492

Dear Mr. Owings:

This letter is in response to your comments contained in the letter to our Chief Executive Officer, Stephen J. Sperco, dated April 1, 2010.

Enclosed please find our acknowledgement letter and memorandum of responses.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer